April 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	OncoSec Medical Incorporated
Request for Withdrawal of Post Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-179146)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, OncoSec Medical Incorporated (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Post-Effective Amendment”) filed with the Securities Exchange Commission (the “Commission”) on April 17, 2012.  The Post-Effective Amendment relates to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) declared effective by the Commission on March 23, 2012.  In lieu of the Post-Effective Amendment, the Company intends to file a post-effective amendment to the Registration Statement from Form S-1 to Form S-3 that will include the information set forth in the Post-Effective Amendment.  No securities have been sold under the Post-Effective Amendment.

If you have any questions regarding this application for withdrawal, please contact Steven G. Rowles, Esq. of Morrison & Foerster LLP, counsel for the Company, at (858) 720-5100.

Very truly yours,

OncoSec Medical Incorporated

By:	/s/ Punit Dhillon

Punit Dhillon

President and Chief Executive Officer

OncoSec Medical Incorporated

cc:  Steven G. Rowles, Esq., Morrison & Foerster LLP

OncoSec Medical Incorporated · 4690 Executive Drive Suite 250 · San Diego, California 92121

Telephone: (855) OncoSec (662-6732) or (858) 224-0090 · Fax: (858) 430-3832